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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

PACCAR Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693718 10 8
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693718 10 8

1	NAMES OF REPORTING PERSONS Mary Ellen Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		17,803,477

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,538,805

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,803,477

WITH:	8	SHARED DISPOSITIVE POWER

		7,538,805

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,342,282

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.99%

12	TYPE OF REPORTING PERSON

	IN

Item 1.
(a)	Name of Issuer

PACCAR Inc

(b)	Address of Issuer’s Principal Executive Offices

777 106th Ave. N.E. Bellevue, WA 98004
Item 2.
(a)	Name of Person Filing

Mary Ellen Hughes

(b)	Address of Principal Business Office or, if none, Residence

701 5th Avenue, Suite 5500 Seattle, WA 98104

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

693718 10 8
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

25,342,282

(b)	Percent of class:

6.99%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

17,803,477

(ii)	Shared power to vote or to direct the vote

7,538,805

(iii)	Sole power to dispose or to direct the disposition of

17,803,477

(iv)	Shared power to dispose or to direct the disposition of

7,538,803
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
7,400,478 Common Shares are owned by a charitable trust of which reporting person is a co-trustee.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2009
Date

/s/ Mary Ellen Hughes
Signature

Mary Ellen Hughes
Name/Title

5